FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

This announcement amends and replaces the announcement made on 27 December 2013. On 30 December 2013, JPMorgan Chase & Co advised HSBC Holdings plc that their notification on 27 December 2013 contained an incorrect date for the release of an announcement to The Stock Exchange of Hong Kong Limited pursuant to s.324 of Part XV of the Hong Kong Securities and Futures Ordinance (Cap. 571). The revised announcement with the correct date is set out below:

HSBC Holdings plc received a notification from JPMorgan Chase & Co on 27 December 2013 that they had released an announcement to The Stock Exchange of Hong Kong Limited on 27 December 2013 pursuant to s.324 of Part XV of the Hong Kong Securities and Futures Ordinance (Cap. 571).

To view the announcement click here:

http://www.rns-pdf.londonstockexchange.com/rns/6505W_-2013-12-31.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 31 December 2013